

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 3561

July 10, 2009

<u>Via Fax and U.S. Mail</u>

Expedia, Inc.
Michael B. Adler-Chief Financial Officer
333 108th Avenue NE
Bellevue, WA 98004

   Re: **Expedia, Inc.**
      Form 10-K for the year ended December 31, 2008
      Filed February 19, 2009
      File Number: 000-51447

Dear Mr. Adler:

  We have completed our review of your Form 10-K and related filings and, without necessarily concurring with your comment responses, have no further comments at this time.

        Sincerely,

        Julie F. Bell
        Attorney-Adviser